Exhibit 99.1

Concord Medical Declares Special Dividend

BEIJING, July 28, 2014 /PRNewswire/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that on July 28, 2014, its Board of Directors declared a special cash dividend of US$0.30 per ordinary share (or US$0.90 per American Depositary Share (“ADS”)) on the Company’s outstanding ordinary shares. The total expense for the special dividend is expected to be approximately US$40.5 million, based on 134,836,300 ordinary shares outstanding as of March 31, 2014. Each ADS represents three ordinary shares of the Company.

The dividends are payable on or about September 30, 2014, to shareholders of record at the close of business on August 8, 2014. The ex-dividend date is expected to be on August 6, 2014.

Dr. Jianyu Yang, Chairman and CEO of the Company, said, “We’re pleased the Board of Directors has declared this special dividend, demonstrating our growth momentum and strong financial position. Today’s special dividend announcement is our second dividend payment in 2014. Concord reiterates its policy of returning value to shareholders as we aim to fulfill our strategy of becoming a leader in China’s private healthcare services sector.”

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of March 31, 2014, the Company operated a network of 140 centers with 80 hospital partners that spanned 55 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5957 5270

ting.jia@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86-10-6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1-203-682-8233

William.Zima@icrinc.com

SOURCE Concord Medical Services Holdings Limited